David Rodli Law Offices 2001 South Russell P.O. Box 2190 Missoula, Montana 59806	www.davidrodli.com tel: (406) 721-0368 Fax: (406) 721-5022 dr@davidrodli.com

February 3, 2009

Mr. Eric sauve, CEO
Grant Hartford Corporation
619 Southwest Higgins Ave., Suite O
Missoula, Montana 59803

Re:     Pegasus Gold Corporation Mining Data

Eric

I write in response to the query by the Securities And Exchange Commission regarding Grant Hartford Corporation's right to have and use the mining data and samples developed by Pegasus Gold Corporation (hereinafter "Pegasus") on the mining claims which are the subject of the Option Agreement between Grant Hartford Corporation (hereinafter "Grant Hartford") and Commonwealth Resources, L.L.C. (herein6fter "Commonwealth").

Pegasus entered into an Option Agreement with Garnet Mining Corporation, Cordoba Corporation and two other now-defunct corporations, collectively referred to in the Option Agreement as "Garnet," by agreement signed on or about December 21 1989. The Option Agreement allowed Pegasus to conduct exploration on the claims which are now the subject of the Commonwealth to Grant Hartford Option Agreement, as well as others in their near vicinity. If Pegasus had exercised its option, it would have entered into a joint venture with Garnet Mining Corporation, Cordoba Corporation and the other corporation which were parties to the Option Agreement. The terms of the joint venture were defined at the time of the execution of the Option Agreement.

After approximately three seasons of exploration, Pegasus declined to exercise its option and executed a quitclaim deed releasing any interest it had in the subject claims. At the same time, it tendered, without conditions, the exploration data it had generated, back to the other parties, as provided in Article 6.2(c), which required, in perfinent part, that Pegasus:

deliver-to Garnet all existing drill core, samples and pulps from the Property and copies of all formal reports (if prepared), maps, plans, photographs, assays, drill logs and any other information or data of Pegasus relating to the Property, provided that Pegasus does not make any representation or warranty concerning the accuracy or completeness thereof, and Garnet shall hold Pegasus harmless from any damages Garnet may otherwise claim to have arisen from its review or use of such information.....

"Garnet", as usedl in the Option Agreement, referred to Garnet Mining Corporation,

Mr. Eric Sauve, CEO
February 3, 2009

Cordoba Corporation, and the other two, now-defunct corporations. Pegasus performed in that manner, as required in the Option Agreement.

Several years after terminating the Option Agreement, Pegasus became bankrupt.

Commonwealth derives its rights to the subject mining claims through transfers that originated with Cordoba Corporation and Garnet Mining Corporation. In each instance, the Pegasus data and samples were provided to Commonwealth Without restriction. Likewise, Commonwealth has not restricted Grant Hartford's access to and use of the data and samples. Aaron L. Charlton served as chief executive officer of both Cordoba Corporation and Garnet Mining Corporation and with his family constituted the majority equity holder in both. Actions taken by him on behalf of either of those companies would be legally binding. He is alsq a member of Commonwealth.

I provide this information from, firsthand knowledge, as I served as the attorney for the Garnet companies at the time of the drafting and execution of the Pegasus Option Agreement and through the intervening years and have served as the attorney for Commonwealth and Grant Hartford since their respective creations.

You may certainly, feel free to provide this letter to the Securities & Exchange Commission, who may use it in Whatever manner they normally do.

Sincerely yours,

/s/David Rodli
David Rodli